SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 5)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A
                                (Amendment No. 7)
                           ---------------------------

                                 NCL HOLDING ASA
                            (Name of Subject Company)

                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------

--------------------------------------------------------------------

CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
--------------------------------------------------------------------




1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person Above

         Arrasas Limited

2.       Check the Appropriate Box if a member of a Group                (a)|X|
                                                                         (b)|_|

3.       SEC Use Only

4.       Sources of Funds

         AF, BK, WC, OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
   or 2(f)                                                                   |_|

6.       Citizenship or Place of Incorporation

         Isle of Man

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         143,969,3211

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares                                                      |_|

9.       Percent of Class Represented by Amount in Row (7)

         Approximately 53.8%

10.      Type of Reporting Person

         CO
__________

1 Of these Shares, 114,858,121 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person Above

         Star Cruises PLC

2.       Check the Appropriate Box if a member of a Group                 (a)|X|
                                                                          (b)|_|

3.       SEC Use Only

4.       Sources of Funds

         Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  |_|

6.       Citizenship or Place of Incorporation

         Isle of Man

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         143,969,3212

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares       `                                              |_|

9.       Percent of Class Represented by Amount in Row (7)

         Approximately 53.8%

10.      Type of Reporting Person

         CO
__________

2 Of these Shares, 114,858,121 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

     This Amendment No. 5 (this "Amendment") amends the Schedule 14D-1 Tender Offer Statement (the "Statement") dated January 13, 2000, as previously amended, of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star. This Amendment also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

Item 4.  Source and Amount of Funds or Other Consideration.

     Item 4(b) is hereby amended and supplemented by adding the following paragraph:

     Reference is made to the information set forth in Item 10(f) which is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

     Items 6(a) and (b) are hereby amended and supplemented by adding the following paragraphs:

     (a) As a result of the purchases described below, the Offeror currently beneficially owns 143,969,321 Shares, representing approximately 53.8% of the Shares outstanding as of February 3, 2000. Reference is hereby made to the Schedule of Share Purchases and Press Release attached hereto as Exhibits (l) and (m), respectively, and incorporated herein by reference.

     (b) On February 2, 2000, the Offeror purchased 344,645 Shares at NOK 35 per Share on the OSE. Also on February 2, 2000, the Offeror purchased 6,180,000 Shares at NOK 35 per Share in 3 block trades executed after the close of the OSE.

     On February 3, 2000, the Offeror acquired 11,540,147 Shares at NOK 35 from Mr. Trygve Hegnar, a director of NCL.

         Reference is hereby made to the Schedule of Share Purchases and Press Release attached hereto as Exhibits (l) and (m), respectively, and incorporated herein by reference.

Item 10. Additional Information

         Item 10(f) is hereby amended and supplemented by adding the following paragraph:

         (f) On February 2, 2000, Star and Carnival Corporation entered into a letter agreement (the "Letter Agreement") attached hereto as Exhibit (b)(3) and incorporated herein by reference.

Item 11. Material to be filed as Exhibits.

     The following items (b)(3), (l) and (m) are hereby added to the material previously filed as exhibits.

     (b)(3) Text of Letter Agreement between Star Cruises PLC and Carnival Corporation, dated February 2, 2000.

     (l) Schedule of Share Purchases.

     (m) Text of Press Release issued by Star on January 31, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2000



                                                    ARRASAS LIMITED


                                                    By:    /s/ Gerard Lim
                                                           --------------
                                                    Name:  Gerard Lim
                                                    Title: Director


                                                   STAR CRUISES PLC


                                                   By:    /s/ Lim Kok Thay
                                                          ----------------
                                                   Name:  Lim Kok Thay
                                                   Title: Director

                                                                  Exhibit (b)(3)
                                                                  --------------

                            [Star Cruises Letterhead]


                                                                February 2, 2000

Carnival Corporation
3655 NW 87th Avenue
Miami, FL 33178-2428
Attention: Micky Arison

Dear Mr. Arison:

This letter sets forth our agreement with respect to the purchase by Carnival Corporation, a corporation organized under the laws of the Republic of Panama ("Carnival"), of a portion of the equity of Arrasas Limited, a company incorporated and registered under the laws of the Isle of Man ("Arrasas") and a wholly owned subsidiary of Star Cruises PLC, a company incorporated and registered under the laws of the Isle of Man ("Star Cruises").

     1. Carnival will purchase ordinary shares representing forty percent (40%) of the fully diluted common equity of Arrasas. Arrasas has made a mandatory offer to purchase ordinary shares of NCL Holding ASA ("NCL"). After completion of the mandatory offer, Arrasas will hold all of the securities of NCL held or owned, directly or indirectly, by Star Cruises, its affiliates or related parties.

     2. The purchase price for such ordinary shares of Arrasas purchased by Carnival will be an amount in cash equal to forty percent (40%) of (i) the total price paid for all ordinary shares of NCL held or acquired on or after the date hereof by Arrasas (but not to exceed 35 Norwegian kroner ("NOK") per share, unless otherwise agreed by the parties hereto) plus (ii) all reasonable costs (including holding costs) of Arrasas incurred in connection with the acquisition of such shares. Arrasas will be entirely capitalized with equity capital contributions (consisting of ordinary shares) and free of indebtedness or similar liabilities of any kind, other than the loans referred to in the remainder of this paragraph. Carnival agrees to make a loan to Arrasas in the amount being its pro rata portion of the purchase price for the NCL shares purchased by Arrasas to be funded no later than the settlement date for the mandatory offer being made by Arrasas with respect to NCL. Such loan shall bear no interest and shall mature on the earlier to occur of the date of termination of this agreement or the closing date of the purchase of ordinary shares of Arrasas by Carnival referred to in paragraph 1 hereof. The loan shall be guaranteed as to payment by Star Cruises. Star Cruises will either also make an interest free loan to Arrasas or a contribution to capital of Arrasas in an amount equal to its pro rata portion of the purchase price for the NCL shares purchased by Arrasas.

     3. Star Cruises will manage and control the business, operations and affairs of Arrasas and NCL, and Carnival would have no approval or blocking rights in that regard (other than as set forth below and as provided under applicable law). Carnival will also be entitled to:

          (a) all information delivered to directors of Arrasas or to directors of Star concerning NCL or Arrasas;

          (b) receive dividends as from time to time determined by the Board of Arrasas;

          (c) preemptive rights to acquire any equity securities, securities convertible into or exercisable or exchangeable for equity securities or any similar securities issued by Arrasas, NCL or their subsidiaries in order to avoid diluting its 40% voting and economic interest (other than through the issuance of employee stock options in the ordinary course of business); provided that in no event shall Carnival's voting and economic ownership or interest be reduced to 35% or below, unless as a result of Carnival's failure to exercise its preemptive rights. In furtherance of this protection, Star agrees not to permit Arrasas, NCL or their subsidiaries to issue any securities that would dilute Carnival's ownership interest in contravention of the preceding sentence;

          (d) two board observers with the same rights and privileges as directors (except for voting rights);

          (e) approval rights over any affiliate transaction (or series of related transactions) between Arrasas, NCL and/or its subsidiaries on one hand and Star and/or its other affiliates on the other hand to the extent that consideration involved in such transaction or transactions exceeds $3 million;

          (f) approval rights over the sale (or other transfer) or purchase (or other acquisition) of any material assets or business by Arrasas, NCL or their subsidiaries (other than in the ordinary course of business);

          (g) approval rights over any capital expenditures (other than new ship builds) in one transaction (or a series of related transactions) in excess of $50 million;

          (h) approval rights over Arrasas, NCL or any of their subsidiaries going into any business (other than the cruise business) or utilizing any ship brand not in use today; and

          (i) approval rights (not to be unreasonably withheld) over ordering more than one new ship build per fiscal year for the next five fiscal years.

     4. Neither party hereto shall dispose of or otherwise transfer any shares of Arrasas, except to a majority-owned affiliate, without the prior written consent of the other party.

     5. Carnival shall be entitled at any time upon sixty days notice to sell all shares of Arrasas held by it to Star by making a written offer to Star. The sale price of such shares shall be the fair market of such shares determined by an internationally recognized investment bank mutually agreeable to Star Cruises and Carnival. If after ten (10) days, Star Cruises and Carnival are unable to agree on an investment bank, each of them shall within five (5) days designate an internationally recognized investment bank and such two investment banks shall designate a third internationally recognized investment bank to determine the fair market value of such shares. The costs of such investment banks shall be split by the parties.

     6. Star Cruises will market NCL as a separate brand but of course our intention would be for NCL to work closely with Carnival in order to maximize economies of scale and minimize operating costs.

7. The transaction envisaged above would be subject only to the obtaining of all such regulatory (including anti-trust and applicable stock exchange) and other approvals and consents as may be necessary for Carnival and Star Cruises to complete the transaction (including the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), such approvals and consents to be on terms which are reasonably satisfactory to both sides.

8. Star Cruises and Carnival will agree to work with each other in good faith with a view to finalizing additional legal documentation and obtaining all approvals and consents as soon as possible and to use all best endeavors (on a commercially reasonable basis) to obtain all approvals no later than June 30, 2000; provided if such approvals are not obtained by December 31, 2000, either party may terminate this agreement by written notice to the other. If at any time Carnival shall determine that it will be unable to obtain regulatory approvals applicable to it, Carnival may terminate this agreement by written notice to Star Cruises.

9. The parties agree that this is a valid and binding agreement and shall be governed by and construed in accordance with English law.

10. To the extent that the parties cannot agree on additional legal documentation by June 30, 2000, then this agreement shall continue in full force and effect and become the full legal documentation for the transaction setting forth all the rights and obligations of the parties hereunder. Any dispute arising under or by virtue of this agreement or any difference of opinion between the parties hereto concerning their rights and obligations under this agreement, shall be referred to arbitration in London of a single arbitrator to be appointed by agreement between the parties or, in default of such, of two arbitrators, one to be appointed by each party, and an umpire to be appointed by both arbitrators, and such reference to arbitration shall be submission to arbitration in accordance with the Arbitration Act 1996 or to any re-enactment or statutory modification thereof for the time being in force. The decision so rendered by the Arbitration Tribunal shall be final and binding on both parties and it is hereby agreed in accordance with the Arbitration Act 1996 that the right to appeal by either party to the High Court under Sections 45 and 69 of the Act shall be excluded in relation to any award or decision of the appointed arbitrator or arbitrators and that neither party shall have the right to apply to the High Court for the determination of any question of law arising in the course of the reference to arbitration.

We understand that the only shares of NCL that Carnival owns are the 10,000 shares Carnival purchased before it made its voluntary bid for NCL last December at a cost no higher than NOK 35 per NCL share and that Carnival will not acquire any further shares in NCL.

If you have any questions, please call me.

                                                      Best regards,


                                                      Star Cruises PLC


                                                      By:    /s/ Lim Kok Thay
                                                             ----------------
                                                      Name:  Lim Kok Thay
                                                      Title: Chairman

Agreed and Accepted:

Carnival Corporation

By:    /s/ Micky Arison
       ----------------
Name:  Micky Arison
Title: Chairman

                                                                     Exhibit (l)
                                                                     -----------

                           SCHEDULE OF SHARE PURCHASES

         All of the transactions described below were purchases of Shares for cash.



   Reporting                                Number of Shares
   ---------                                ----------------
    Person                   Date                              Price per Share*
    ------                   ----                              ---------------
Arrasas Limited     February 2, 2000        237,900(i)         NOK 35
                    February 2, 2000        8,775(i)           NOK 35
                    February 2, 2000        10,760(i)          NOK 35
                    February 2, 2000        87,300(i)          NOK 35
                    February 2, 2000        1,000,000(ii)      NOK 35
                    February 2, 2000        4,936,400(ii)      NOK 35
                    February 2, 2000        243,600(ii)        NOK 35
                    February 3, 2000        11,540,147(iii)    NOK 35

-----------
* The prices reported do not include brokerage commissions which were paid by the Reporting Persons.

(i)  Purchases executed on the OSE.

(ii) Block trades.

(iii) Purchase in a negotiated transaction.

                                                                     Exhibit (m)
                                                                     -----------


PRESS RELEASE
For Immediate Release


                        STAR CRUISES ACQUIRES NCL SHARES


February 3, 2000: Star Cruises PLC (SES "STRC") announced that on February 2 and 3, 2000, its subsidiary, Arrasas Limited, acquired 6,523,645 and 11,540,147 ordinary shares of NCL Holding ASA, respectively, at a price of NOK 35 per share in transactions reported on the Oslo Stock Exchange. The shares acquired on February 3, were purchased from Mr. Trygve Hegnar, a director of NCL. Star and its affiliates now hold a total of 143,969,321 shares currently representing approximately 53.8% of NCL's shares on a fully diluted basis.

Star Cruises is the "leading cruise line in the Asia-Pacific" with a fleet of nine ships operating in Singapore, Malaysia, Thailand, Hong Kong, China, Vietnam, Taiwan Japan and Korea.



For further information please contact:


IN MALAYSIA:                                     IN THE UNITED STATES:

Jane Poh                                         MacKenzie Partners, Inc.
Vice President, Corporate Communications         Tel.: 1-212-929-5500
Tel: 603-309-2526                                Fax: 1-212-929-0308
Fax: 603-301-1479